Exhibit 99.1

Maris-Tech Receives Record US$10 Million Order - Its Largest-Ever Contract - for Advanced Video Systems on Next-Generation Airborne Defense Platforms

Potential Follow-On Orders Could Bring Total Orders to Approximately US$14.1 Million; Majority of the Initial Order Expected to Be Delivered by the End of 2028

Rehovot, Israel, Sept. 28, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, AI, and video intelligence solutions for defense applications, today announced that it has received an order valued at US$10 million for the development and supply of advanced video systems for multiple next-generation manned airborne platforms.

The order was received pursuant to a multi-year project being carried out by Magam Safety Ltd. (“Magam”) and Maris-Tech who will collaborate jointly in order to supply the advanced Video Systems for Next-Generation Airborne Defense Platforms.

Founded in 1934, Magam designs, manufactures and markets protective gear and rescue and survivability equipment for the aerospace, defense and health and life sciences sectors, and supplies products to the Israel Defense Forces. Its interdisciplinary team of textile, rubber and personal-protection experts, engineers and product designers deliver both off-the-shelf and tailored solutions, including fuel tanks, parachutes, life jackets, life rafts and anti-mine protectors.

The US$10 million order is part of a multi-year project that includes additional purchase options. If such options are exercised, Maris-Tech expects to receive additional orders that would bring the total value of orders received by Maris-Tech under the project to approximately US$14.1 million. The additional orders are subject to the exercise of such options.

Under the project, Maris-Tech will modify and upgrade some of its existing products and develop and supply advanced video systems for integration across multiple next-generation manned airborne platforms. The systems will be based on the Company’s field-proven Jupiter product line of video, AI edge-computing and streaming platforms, as well as the Company’s Opal high-end, ruggedized advanced video recording and NAS (Network Attached Storage) server software. The systems are designed to support the video requirements of the platforms in demanding airborne operating environments.

Maris-Tech expects to complete deliveries representing approximately US$7.1 million of the order value by the end of 2028.

Israel Bar, Chief Executive Officer of Maris-Tech, said: “This project reflects the continued application of our video capabilities in airborne environments. Working together with Magam we will support the development and supply of video systems across multiple next-generation platforms over the coming years.”

Amit Tesler, Chairman of Magam, said: “Magam has supplied the defense market for more than nine decades. Our cooperation with Maris-Tech on this project brings its video capabilities to the next-generation airborne platforms covered by the project, and we look forward to working together over the course of the project.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the anticipated scope, value, timing and delivery of the order, the potential for additional orders if additional purchase options are exercised, anticipated deliveries by the end of 2028, the Company’s cooperation with Magam, the development, modification, integration and supply of the Company’s products, and the expected capabilities, performance and benefits of the Company’s products and systems in demanding airborne operating environments. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the performance, amendment, suspension or termination of the applicable project; its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; the actions, decisions, performance and approvals of Magam, the end customer and other third parties, including the exercise of options and placement of additional orders; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com